SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                           (Amendment No. 4)*


                   MAUI LAND & PINEAPPLE COMPANY, INC.
                           (Name of Issuer)

                               COMMON
                    (Title of Class of Securities)

                            577345-10-1
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement:  [ ]

A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)








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CUSIP No. 577345-10-1
13G


1.    Name of Reporting Person:  RICHARD HARTLEY CAMERON
      Social Security Number:  ###-##-####


2.    Check appropriate box if a member of a group*                  (a) [X]
      THE J. WALTER CAMERON FAMILY GROUP                             (b) [ ]



3.    SEC Use Only


4.    Citizenship:  UNITED STATES OF AMERICA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    Sole voting power:  34,211

6.    Shared voting power:  279,134

7.    Sole dispositive power:  34,211

8.    Shared dispositive power:  277,785


9. Aggregate amount beneficially owned by each reporting person: 313,345 (The J. Walter Cameron Family Group beneficially owns in the aggregate 718,851 shares)

10.   Check box if aggregate amount in 9. above excludes certain shares*: [X]


11.   Percent of class represented by amount in 9. above:  17.44
      (The J. Walter Cameron Family Group beneficially owns in the aggregate 40% of the class)

12.   Type of reporting person*:  IN










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Item 1(a)   Name of Issuer:  MAUI LAND & PINEAPPLE COMPANY, INC.


Item 1(b)   Address of Issuer's Principal Executive Offices:
            120 KANE STREET, KAHULUI, MAUI, HAWAII


Item 2(a)   Name of Person Filing:  RICHARD HARTLEY CAMERON


Item 2(b)   Address of Principal Business Office or Residence:
            P. O. BOX 187, KAHULUI, HAWAII 96732-0187


Item 2(c)   Citizenship:  USA


Item 2(d)   Title of Class of Securities:  COMMON


Item 2(e)   CUSIP Number:  577345-10-1


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [ ]     Broker or dealer registered under Section 15 of the
                        Act;
            (b) [ ]     Bank as defined in Section 3(a)(6) of the Act;
            (c) [ ]     Insurance company as defined in Section 3(a)(19) of
                        this Act;
            (d) [ ]     Investment company registered under Section 3 of the
                        Investment Company Act;
            (e) [ ]     Investment adviser registered under Section 203 of the
                        Investment Advisers Act of 1940;
            (f) [ ]     Employee Benefit Plan, Pension Fund which is subject
                        to the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see 13d-
                        1(b)(1)(ii)(F);
            (g) [ ]     Parent holding company, in accordance with 13d-
                        1(b)(ii)(G); (note:  see item 7)
            (h) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(H);


            Inapplicable.





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Item 4      Ownership:

            (a)   Amount beneficially owned: 313,345

            (b)   Percent of class:  17.4%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 34,211

                  (ii)  Shared power to vote or to direct the vote: 279,134

                  (iii) Sole power to dispose or to direct the disposition of:
                        34,211

                  (iv) Shared power to dispose or to direct the disposition of: 277,785

            The foregoing beneficial ownership figures concerning shared dispositive and voting power, and aggregate beneficial ownership, include the full number of shares held by each entity listed in Part B of Exhibit A as to which the undersigned serves as one of multiple trustees, general partners, or directors. Inclusion of such shares in response to Item 4 does not constitute an admission that the undersigned is a beneficial owner of shares held by such entities.

Item 5      Ownership of five percent or less of a class:  Inapplicable.


Item 6      Ownership of more than five percent on behalf of another person:
            See Exhibit A.


Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
            Inapplicable.


Item 8      Identification and classification of members of the group:
            See Exhibit A.


Item 9      Notice of dissolution of group:  See Note A to Exhibit A.








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Item 10     Certification:  Inapplicable.





                                  SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        /s/ Richard H. Cameron
            Signature:___________________________________

                    2/6/95
            Date:_____________________________


            Name/Title:  RICHARD HARTLEY CAMERON





















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                                   EXHIBIT A

                      THE J. WALTER CAMERON FAMILY GROUP



PREAMBLE

            The J. Walter Cameron Family Group (the "Group") consists of Frances B. Cameron, Mary C. Sanford, Claire C. Sanford, Jared B. H. Sanford, Richard H. Cameron, Douglas B. Cameron and Joseph W. Hartley Jr. Part A of this exhibit identifies shares of Maui Land & Pineapple Company, Inc. ("ML&P") owned individually by each member of the Group. Part B identifies ML&P shares owned by entities for which members of the Group serve as trustees, general partners or directors. Such entities are listed because group members holding such positions and/or the Group may, due to such positions, be deemed under
Section 13 to share beneficial ownership of shares held by such entities. Inclusion in this exhibit of such entities does not mean or imply that such entities themselves constitute Group members.

            The total number of ML&P shares beneficially owned by members of the Group, including shares held by the entities listed in Part B, is 718,851 shares, or 40% of ML&P's outstanding stock.


A.    GROUP MEMBERS (Note A)                       Shares Held

            The following individuals hold sole voting and dispositive power with respect to shares listed below, except as indicated in Notes B and C.

(1)   Frances B. Cameron                                       -0-
            (mother of Mary C. Sanford and of
            Colin C. Cameron, deceased)

(2)   Mary C. Sanford (including shares                     60,297
            held as Trustee of the
            Mary C. Sanford Trust)

(3)   Claire C. Sanford                                     43,051
            (daughter of Mary C. Sanford)

(4)   Jared B. H. Sanford                                   43,050
            (son of Mary C. Sanford)


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(5)   Richard H. Cameron                                    34,360
            (son of Colin C. Cameron)                     (Note B)

      (a)   Jyl D. S. Cameron                                  500
            (wife; not a group member)                    (Note C)

      (b)   Jyl D. S. Cameron as Custodian                     100
            for Summer Cameron (daughter)                 (Note C)

      (c)   Richard H. Cameron as Custodian                    400
            for Summer Cameron (daughter)

      (d)   Richard H. Cameron as Custodian                    400
            for Julia Cameron (daughter)

      (e)   Richard H. Cameron as Custodian                    400
            for Mara Cameron (daughter)

(6)   Douglas B. Cameron                                    35,511
            (son of Colin C. Cameron)

(7)   Joseph W. Hartley Jr.                                  4,481
                                                          (Note B)


B.    RELATED ENTITIES                                 Shares Held

            The following entities are record holders of the shares listed below.

(8)   Ethel S. Baldwin Trust                               180,087
            Trustees are Frances B. Cameron (1)
            and Hawaiian Trust Co., Ltd.
            Trust beneficiaries are Frances B.
           Cameron and Mary C. Sanford (2).

(9)   J. Walter Cameron Trust                               20,360
            Trustees are Mary C. Sanford (2),
            Claire C. Sanford (3),
            Richard H. Cameron (5),
            Margaret A. C. Alvidrez (Note A)
            and Hawaiian Trust Co., Ltd.
            Trust beneficiary is
            Frances B. Cameron (1).


(10)  Colin C. Cameron Trust                                51,110
            Trustees are Richard H. Cameron (5),
            Douglas B. Cameron (6),


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            Francis C. Ort (Note A),
            Margaret A. C. Alvidrez (Note A),
            and Hawaiian Trust Co., Ltd.
            Trust beneficiaries are
            Richard H. Cameron, Douglas B. Cameron,
            Margaret A. C. Alvidrez, Frances C. Ort
            and Pamela A. Cameron (widow of
           Colin C. Cameron).

(11)  Cameron Family Partnership,                           99,776
            a limited partnership of which
            Mary C. Sanford (2),
            Claire C. Sanford (3),
            Richard H. Cameron (5),
            and Frances C. Ort (Note A)
            are the general partners.

(12)  Allan G. Sanford Trust                                39,029
            Trustee is Mary C. Sanford (2).
            Beneficiaries are
            Claire C. Sanford (3), and
            Jared B. H. Sanford (4).

(13)  Maui Publishing Company, Ltd.                        105,939
            Frances B. Cameron (1),
            Mary C. Sanford (2),
            Claire C. Sanford (3),
            Jared B. Sanford (4),
            Richard H. Cameron (5),
            Frances C. Ort (Note A) and
            Margaret A. C. Alvidrez (Note A)
            serve on the 10-member board of
            directors of Maui Publishing Company, Ltd.
            Mary C. Sanford is the chairman, publisher and president, and Richard H. Cameron is the vice president, of that company.
            Members of The Cameron Family Group are controlling shareholders of Maui Publishing Company, Ltd.

NOTES:

A. As of the date of this filing, it is the reporting person's understanding that Margaret A. C. Alvidrez and Frances C. Ort (daughters of Colin C. Cameron) are no longer members of the Group. Accordingly, this exhibit does not include shares held by those individuals.

B. The amounts listed for Richard H. Cameron and Joseph W. Hartley include 1,349 shares and 4,481 shares allocated as of December 31, 1993 to their respective accounts

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      in the Maui Land & Pineapple Company, Inc. Employee Stock Ownership Plan
      (the "ESOP"), which holds 150,788 shares of ML&P's common stock.
      Messrs. Cameron and Hartley hold shared voting power with respect to shares allocated to their respective ESOP accounts. The ESOP Trustee is required to vote shares allocated to a participant's account in accordance with his or her instructions, and to vote shares for which no instructions are received and unallocated shares in the same proportions as allocated shares are voted pursuant to instructions received.
      Messrs. Cameron and Hartley comprise two of the five members of the ESOP administrative committee. The administrative committee holds dispositive power with respect to shares held by the ESOP. Committee action requires the approval of a majority of its members, and the committee is required to perform its duties solely in the interests of plan participants. Accordingly, Messrs. Cameron and Hartley each disclaim beneficial ownership of shares held by the ESOP (other than shares allocated to their respective ESOP accounts), and such shares are not included in their ownership figures. If beneficial ownership of such shares were attributed to Messrs. Cameron and Hartley and to the Group, the aggregate beneficial ownership of each of those individuals and of the Group would be as follows:

                        Richard             Joseph
                     C. Cameron           W. Hartley        Group

Sole Voting             34,211                    0           0
  Power

Shared Voting          279,134               4,481           863,809
  Power

Sole Dispositive        34,211                    0                 0
  Power

Shared                 428,573             150,788           863,809
  Dispositive
  Power

Aggregate Shares       428,573             150,788           863,809
  Beneficially
  Owned

Percentage of            23.8%                8.4%             48.1%
  Outstanding
  Shares

C. Richard H. Cameron may be deemed to share voting and dispositive power with respect to the shares held by Jyl D. S. Cameron.

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